SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: November 10, 2005
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
     Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: November 10, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

November 10, 2005
IVANHOE MINES ANNOUNCES Q3 2005 RESULTS,
INCLUDING AN OPERATING PROFIT OF US$9.4 MILLION
VANCOUVER, CANADA — Ivanhoe Mines today released its results for the third-quarter of 2005. (All figures are in US dollars unless otherwise stated). Revenue from mining operations in the third quarter of 2005 (Q3’05) increased to $15.4 million, up from $9.8 million in the third quarter of 2004 (Q3’04). The company generated an operating profit of $9.4 million in Q3’05, up from $5.7 million in Q3’04.
Revenue for the first nine months of 2005 totalled $46.2 million, compared to $30.0 million in the first nine months of 2004. The 54% increase in revenue reflects Ivanhoe’s 50% share of the increased copper production from the Monywa Copper joint-venture mine and significantly higher copper prices. In Q3’05, copper cathode production from the Monywa Mine totaled 8,497 tonnes (net 4,249 tonnes to Ivanhoe), an 8% increase over the same period in 2004. During the quarter, Ivanhoe’s share of mine operating profit totaled $9.4 million, compared to $5.7 million in Q3’04. The average price received for cathode copper sales in Q3’05 was $1.80 a pound, compared to $1.27 a pound in Q3’04.
Ivanhoe’s operating profit for the first nine months of 2005 was $29.1 million, up 62% from $18.0 million in the first nine months of 2004.
In Q3’05, the company recorded a net loss of $16.4 million (or $0.05 per share), compared to a net loss of $25.6 million (or $0.09 per share) in Q3’04. The decrease in net loss between the two quarters was mainly due to a $3.4 million increase in net income at the Monywa Mine and $4.0 million in income from discontinued operations in Q3’05, compared to the same period in 2004. The net loss for the nine months ended September 30, 2005, was $67.1 million, compared to a net loss of $79.7 million in the first nine months in 2004.
In Q3’05, Ivanhoe continued its conservative accounting policy of expensing the majority of its exploration and development costs in the period in which they are incurred. Exploration and development expenses in Q3’05 totalled $28.9 million, compared to $28.4 million in Q3’04. Mongolian exploration expenditures in Q3’05 totalled $26.3 million, approximately $21.9 million of which was spent on the Oyu Tolgoi Project and various coal exploration activities in the south Gobi region of Mongolia. The balance was spent on various exploration activities, including the Bronze Fox District, the Kharmagtai Project, regional reconnaissance, licence-holding fees and general in-country administrative charges. Total exploration and development expenditures capitalized in Q3’05 totalled $12.3 million, most of it related to the capitalization of the surface infrastructure (headframe, hoisting plant and associated infrastructure) for Shaft #1 at the Oyu Tolgoi Project. Future expenditures related to the deepening of the exploration shaft and related underground workings will be expensed.
At September 30, 2005, consolidated working capital was $186.4 million, including cash of $150.9 million, compared to working capital of $213.1 million and cash of $197.1 million at June 30, 2005, (working capital of $144.8 million and cash of $122.6 million, respectively, at December 31, 2004).
The company’s existing cash resources, together with the proceeds from the sale of the Savage River Mine, are expected to be sufficient to fund the company’s current and planned activities through Q2’06. Following completion of an open-pit reserve estimate for the Southern Oyu deposits, the company expects to be in a position to seek project financing to implement its initial open-pit development plans at the Southern Oyu deposits.
SELECTED QUARTERLY DATA
   (Expressed in millions of U.S. dollars, except per share amounts)

	Quarter ended
	Sept 30	Jun 30	Mar 31	Dec 31
	2005	2005	2005	2004(1)

Revenue	15.4	15.6	15.1	14.1
Operating profit	9.4	10.3	9.5	8.7
Total exploration	28.9	33.8	24.4	24.3
Foreign exchange gain (loss)	7.2	1.7	(0.7)	3.4
Net (loss) from continuing operations	(20.4)	(31.1)	(24.1)	(26.6)
Gain from discontinued operations	4.0	0.0	4.5	8.8

Net (loss)	(16.4)	(31.1)	(19.6)	(17.8)
Net profit (loss) per share
Continuing operation	(0.06)	(0.10)	(0.09)	(0.09)
Discontinued operations	0.01	0.00	0.02	0.03

Total	(0.05)	(0.10)	(0.07)	(0.06)

	Sept 30	Jun 30	Mar 31	Dec 31
	2004(1)	2004(1)	2004(1)	2003(1)

Revenue	9.8	10.8	9.4	6.8
Operating profit	5.7	6.7	5.6	1.0
Total exploration	28.4	24.8	20.7	21.2
Foreign exchange gain (loss)	4.2	(1.4)	(1.8)	5.1
Net (loss) from continuing operations	(25.5)	(23.2)	(23.8)	(13.0)
Gain (loss) from discontinued operations	(0.1)	1.4	(8.6)	(1.8)

Net (loss) from continuing operations	(25.6)	(21.8)	(32.4)	(14.8)
Net profit (loss) per share
Continuing operation	(0.09)	(0.09)	(0.09)	(0.05)
Discontinued operations	0.00	0.01	(0.03)	(0.01)

Total	(0.09)	(0.08)	(0.12)	(0.06)

(1)	Certain numbers have been restated due to a change in accounting policy. Refer to Note 1 of the financial statements.
Summary of key points
Oyu Tolgoi Copper-Gold Project, Mongolia. On September 29, 2005, Ivanhoe announced the release of an independent Integrated Development Plan (IDP) for the Oyu Tolgoi Project. The IDP proposes the development of a combined open pit/underground block cave operation that would have a total mine life exceeding 40 years.
Two phases are being proposed to produce a copper/gold concentrate. The first phase is expected to yield a throughput rate of 70,000 tonnes per day. In year 3 of phase one, a decision is envisaged to proceed to a second-phase expansion to 140,000 tonnes per day. Total production from the project is expected to make the Oyu Tolgoi Project one of the world’s next major copper and gold mines, with average production of more than one billion pounds of copper and 330,000 ounces of gold for at least 35 years. Peak annual production is estimated to yield more than 1.6 billion pounds of copper and 900,000 ounces of gold.
Based on current timing estimates, the starting date for commercial production at the Oyu Tolgoi Project is mid-2008. Phase one is expected to reach a full production capacity of 70,000 tonnes per day at the beginning of 2009. Full production capacity of 140,000 tonnes per day is expected by year 7.
Assuming the implementation of phase two, the net present value for the Oyu Tolgoi Project, using an 8% discount rate, is estimated at approximately $3.44 billion before tax and $2.71 billion after tax. Using a 10% discount rate, the net present value is estimated at $2.4 billion before tax and $1.85 billion after tax. These financial models were based on the Company’s interpretation of existing tax, mining and other relevant Mongolian laws and the terms of the draft Special Stability Agreement currently being negotiated with the Mongolian government.
Accessing, as soon as possible, the deep potential of the Hugo North deposit is currently viewed by Ivanhoe’s management as being critical to the financial success of the development of the Oyu Tolgoi Project. Therefore the construction of Shaft #1, a 6.7-metre-diameter exploration shaft, along with headframe, hoisting plant, associated infrastructure and pre-sinking excavation, was undertaken in Q3’05.
Shaft #1 is being constructed by the Redpath Group of North Bay, Canada, one of the world’s leading shaft-sinking firms. When completed, Shaft #1 will provide access to the Hugo Dummett deposits and enable the completion of detailed feasibility studies, further resource delineation drilling and rock characterization work. The sinking of Shaft #1 is scheduled to be completed by the third quarter of 2007 and will be followed by underground drifting and diamond drilling. Design engineering work also is underway for the project’s second shaft, a 10-metre-diameter production and service shaft.
Financing alternatives for Oyu Tolgoi. Ivanhoe is continuing to assess strategic alternatives for the development and financing of the Oyu Tolgoi Project. Ivanhoe’s current plan is to aggressively advance the development of the project while continuing to discuss financing options with various parties.
During Q3’05, Ivanhoe continued its discussions with a number of major international mining industry participants capable of financing the project, with a view to selecting suitable strategic partners to develop the Oyu Tolgoi Project and associated infrastructure. The company believes that significant advantages could be realized from the participation of strategic partners and continues to assess opportunities, as they arise, to extend to one or more such partners a participating interest in the project. Ivanhoe is not soliciting bids from potential partners and has not set a deadline or target date for concluding any such agreement. Accordingly, there can be no assurance that any ongoing or future discussions will result in an agreement with a strategic partner or that Ivanhoe will pursue development of the Oyu Tolgoi Project with a strategic partner.
Stability Agreement for Oyu Tolgoi. During Q3 ’05, discussions continued with Mongolian government authorities aimed at completing a Special Stability Agreement for Ivanhoe Mines’ Oyu Tolgoi Project. In September, 2005, the company submitted the IDP to the Mongolian government for review and consultation. The IDP is expected to form the basis for the company’s ongoing discussions with the Mongolian government aimed at completing the Special Stability Agreement at the earliest opportunity.
Although the negotiations are taking longer than expected to complete, management remains optimistic that the Special Stability Agreement can be successfully concluded in the near term.

However, there can be no assurance that a Special Stability Agreement containing all of the terms sought by the company can be obtained in the foreseeable future.
The completion of the IDP is an important milestone in the evolution of the Oyu Tolgoi Project and should provide the context for finalizing a Special Stability Agreement that will satisfy the interests of the Mongolian government and the company in the long-term success of the Oyu Tolgoi Project and that also will serve as a model for attracting large-scale investment, both domestic and foreign, in Mongolia’s mineral sector.
Although amendments to Mongolia’s mining legislation have been proposed, based on its discussions with Mongolia’s President, Prime Minister, members of cabinet and senior parliamentarians, and on statements issued on July 25, 2005, by the Mineral Resources and Petroleum Authority of Mongolia, Ivanhoe does not anticipate material changes in legislation that would negatively affect the climate for foreign investment in the mining industry in Mongolia.
Ivanhoe / Entrée Gold joint-venture, Mongolia. During the third quarter, drilling results were announced from two holes, EGC053 and OTD1218, which confirmed the extension of the Hugo Far North mineralized zone for an additional 150 metres to the north. The Hugo Far North mineralization now has been extended to at least 600 metres north of the Ivanhoe/Entrée joint venture property boundary into the Shivee Tolgoi property, which adjoins the Oyu Tolgoi property, and brings the total length of the high-grade deposit to over 2.5 kilometres. Step-out and infill drilling is ongoing, with four deep-hole-capacity drilling rigs.
An updated, independent resource estimate that will incorporate drilling results from the Ivanhoe/Entrée property is expected in early 2006. The IDP did not include any of the high-grade copper and gold mineralization discovered on the Shivee Tolgoi property.
In July 2005, Ivanhoe increased its holding in Entrée to 10.4 million common shares (15.8%) by acquiring an additional 1.2 million units of Entrée at a cost of $2.2 million. Each unit consists of one Entrée common share and two share purchase warrants.
Ivanhoe / BHP Billiton Exploration joint-venture, Mongolia. At the end of September 2005, the Falcon airborne gravity gradiometer survey by BHP Billiton (BHPB) commenced on an area covering Ivanhoe Mines’ non-core exploration licences in southern Mongolia. The survey is part of a joint-venture agreement with BHPB allowing BHPB the right to earn up to a 50% interest in the BHPB Joint Venture Area. The survey is expected to be completed in early 2006.
The BHPB Joint Venture Area, which represents approximately 40% of Ivanhoe’s land holdings in this region, excludes all coal potential, as well as Ivanhoe’s advanced exploration and development-stage projects, including Oyu Tolgoi, Kharmagtai and Bronze Fox.
Other Mongolian copper/gold exploration projects. During the quarter, Ivanhoe continued its exploration efforts on other Mongolian prospects, including the Kharmagtai project and the Bronze Fox district. Diamond drilling at the Kharmagtai project tested several previously untested porphyry prospects. Fifteen diamond drill holes totalling approximately 4,600 metres were completed during the quarter. Further drilling on this project is expected in Q4’05.
Diamond drilling efforts on the Bronze Fox district were completed in July 2005. Drill data is being reviewed from the 24 diamond drill holes, totalling approximately 6,700 metres of core. The drilling completed in Q3’05 targeted four copper-gold prospects that form part of a 14-kilometre-long corridor of alteration and mineralization.

Nariin Sukhait Coal Project, Mongolia. On September 16, 2005, the company announced an initial resource estimate for the Nariin Sukhait Coal Project located in southern Mongolia. The estimate was prepared by Norwest Corporation (“Norwest”), an independent consulting firm. On October 13, 2005, Norwest increased their September estimate to reflect the results of a completed detailed topographic survey, resulting in much more precise vertical location of drill hole results.
Current estimates of the total coal mineralization contained in the South, East and West fields, based on drilling to August 9, 2005, stand at 116 million tonnes of Measured plus Indicated resources — and an additional Inferred resource of approximately 42 million tonnes. New independent resource estimates, based on drilling up to the end of October, 2005, is expected before the end of 2005.
In-Place Coal Resources* Summary for Nariin Sukhait as of August 9, 2005

		In-Place Resources
	ASTM	(Tonnes)
Area	Group	Measured	Indicated	Inferred
South Field	High- Volatile Bituminous	9,771,000	8,704,000	9,870,000
East Field		20,007,000	10,862,000	5,086,000
West Field		33,277,000	33,545,000	26,806,000
Total		116,166,000		41,762,000

*	Resources that are not reserves do not have demonstrated economic viability.
Drill-core samples are undergoing thermal and metallurgical laboratory testing in the United States. Following American Society for Testing and Materials standards, initial coal-quality testing ranks the Nariin Sukhait coal as high-volatile bituminous. To date, coal-quality testing has been completed for approximately 25% of the core samples.
Ivanhoe plans to complete a pre-feasibility-level study on the Nariin Sukhait Project within the next five months. Ivanhoe Mines is currently involved in preliminary marketing discussions with potential coal buyers. Subject to the completion of successful marketing negotiations and the granting of a mining licence from Mongolian governmental authorities, initial production from Nariin Sukhait Project possibly could commence as early as the second half of 2006.
On November 8, 2005, Ivanhoe announced that the company had appointed Gene Wusaty, P. Eng., as President of its Mongolian Coal Division. Mr. Wusaty has been given the mandate to lead the company’s development of its coal projects in Mongolia, including the Nariin Sukhait Mine Development Project. Mr. Wusaty is a professional mining engineer with 25 years of mining-related operational experience, with progressively increasing responsibilities in underground and open-pit coal mining and coal-fired power generation operations in Alberta and British Columbia, Canada. In the coal industry, he has worked for Elk Valley Coal Corp., Fording Coal Limited, Quintette Coal Ltd. and Grande Cache Coal Corp.
Monywa S&K Copper Mine, Myanmar. In Q3’05, copper cathode production from the S&K mine totalled 8,497 tonnes (net 4,249 to Ivanhoe) representing an 8% increase over the same period in 2004. Copper sale prices for the quarter averaged $1.80 per pound, compared to $1.27 per pound in Q3’04. Recoverable copper grade for the quarter averaged 0.51%, compared to 0.54% in Q3’04. During the quarter, the company’s share of the mine’s operating profit totalled $9.5 million, compared to $5.7 million in Q3’04.
Approval from Myanmar governmental authorities for the importation of a new trucking fleet is still pending. As a result, the timing for the delivery of this equipment, reported last quarter as expected in Q4’05, remains uncertain. The additional fleet of equipment is required to maintain copper cathode production at the mine due to the need to provide additional tonnages necessary to offset the gradual decline, experienced since mid-2004, in copper grades from the oxide ore and the decline in copper recoveries expected from the processing of sulphide ore.
In Q2’05, as a result of delays in the delivery of the new fleet of trucks, the company forecast an expected decrease in future cathode production to approximately 32,000 tonnes per year. Mine management, while currently re-estimating the expected production levels for the 2006 year, remains hopeful that a final approval for the importation of equipment will be received soon. In the meantime, to mitigate further decreases in copper production throughput, other alternatives, such as contract mining, are being evaluated.
Copper prices on the London Metal Exchange averaged $1.80 per pound in Q3’05, compared to $1.29 per pound in Q3’04. Cathode production in Q3’05 totalled 8,497 tonnes, representing an annual throughput rate of 33,710 tonnes, a decrease of 7% over Q2’05. The delay in importing the trucking fleet negatively impacted the operating results during the quarter, resulting in actual tonnages moved in Q3’05 being 31% below budget. When compared to the third quarter of 2004, however, total material moved in Q3’05 increased by 43%, while the average copper grade mined decreased by 6%. The mine has been processing super-high-grade (SHG) copper ore, averaging approximately 13% to 20% copper, throughout 2005. In Q3’05, approximately 40% of the material placed on heaps consisted of SHG ore, compared to less than 10% in H1’05.
Unit cost of operations increased by 40% in Q3’05 compared to Q3’04. Approximately one-third of the increase is due to a 43% increase in tonnage moved. The remaining portion of the increase is due to increases in unit prices and the increased use of chemicals in the treatment plant.
At the end of Q3’05, the S&K Mine had $34.6 million in cash and the bank loan was completely repaid.
Discontinued Operations – Savage River Iron Ore Mine, Australia. On February 28, 2005, Ivanhoe completed the sale of its total investment in, and loans to, the Savage River operations for two initial cash payments totalling $21.5 million, plus a series of contingent, annual payments based on the annual iron ore pellet price. The future payments will be made over five years, commencing March 2006. A 71.5% increase in the iron ore price benchmark for the 2005 year was announced at the end of February 2005. Based on this increase, the company expects to receive, by the end of March 2006, an initial annual payment of approximately $22.5 million, which would bring the cumulative sale consideration for the project to approximately $44.0 million. In addition, if the 2005 pellet price benchmark and the Savage River pellet production are maintained over the following five years, the company should receive additional payments totalling approximately $79 million. Total pellet production for 2005 is estimated to be approximately 2.2 million tonnes.
Using the actual volume of Savage River’s pellet sales during Q3’05, Ivanhoe earned $6.4 million in contingent payments during the quarter. Consequently the deferred recoverable balance on the sale of assets was reduced to nil and income from discontinued operations recognized in the quarter totalled $4.0 million.
Ivanhoe’s results for the Q3’05 and the first nine months of 2005 are contained in the unaudited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe’s website at www.ivanhoemines.com.
Ivanhoe shares are listed on the Toronto and New York stock exchanges under the symbol IVN.

Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of the planned development and engineering at the Oyu Tolgoi project, statements concerning the expected date of finalizing the Special Stability Agreement for Oyu Tolgoi, statements relating to future, contingent payments for the sale of Savage River mine, statements relating to expected copper production at the Monywa mine, statements relating to the continued advancement of Ivanhoe Mines’ projects and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.